Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

PPD, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69355F102

(CUSIP Number)

December 8, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69355F102	Schedule 13G	Page 1 of 15

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person CO

CUSIP No. 69355F102	Schedule 13G	Page 2 of 15

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 69355F102	Schedule 13G	Page 3 of 15

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 69355F102	Schedule 13G	Page 4 of 15

1	Names of Reporting Persons Carlyle Holdings II L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 69355F102	Schedule 13G	Page 5 of 15

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 69355F102	Schedule 13G	Page 6 of 15

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 69355F102	Schedule 13G	Page 7 of 15

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 69355F102	Schedule 13G	Page 8 of 15

1	Names of Reporting Persons TC Group VI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 69355F102	Schedule 13G	Page 9 of 15

1	Names of Reporting Persons TC Group VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 69355F102	Schedule 13G	Page 10 of 15

1	Names of Reporting Persons Carlyle Partners VI Holdings II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

CUSIP No. 69355F102	Schedule 13G	Page 11 of 15

ITEM 1. (a)	Name of Issuer:

PPD, Inc. (the “Issuer”)

 (b) Address of Issuer’s Principal Executive Offices:

929 North Front Street

Wilmington, NC 28401

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group Inc.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.L.C.

CG Subsidiary Holdings L.L.C.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

TC Group VI, L.L.C.

TC Group VI, L.P.

Carlyle Partners VI Holdings II, L.P.

 (b) Address or Principal Business Office:

The address for each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands. The address for each of the remaining Reporting Persons is c/o The Carlyle Group Inc., 1001 Pennsylvania Avenue NW, Suite 220 South, Washington, D.C. 20004-2505.

 (c) Citizenship of each Reporting Person is:

Each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is organized under the laws of the Cayman Islands. Each of the remaining Reporting Persons is organized under the laws of the state of Delaware.

 (d) Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

CUSIP No. 69355F102	Schedule 13G	Page 12 of 15

(e) CUSIP Number:

69355F102

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 8, 2021, the Reporting Persons do not beneficially own any shares of Common Stock.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 69355F102	Schedule 13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2021

Carlyle Group Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings II GP L.L.C.
By: The Carlyle Group Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings II L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. 69355F102	Schedule 13G	Page 14 of 15

TC Group Cayman Investment Holdings, L.P.
By: CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group Cayman Investment Holdings Sub L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group VI, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC Group VI, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

Carlyle Partners VI Holdings II, L.P.
By: TC Group VI, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CUSIP No. 69355F102	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney (incorporated by reference to Exhibit 24 to the Schedule 13G filed by the Reporting Persons on February 12, 2021).

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 12, 2021).